UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 16)*



                          AEOLUS PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    00765G109
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                                 (CUSIP Number)

                                  Mary L. King
                         Xmark Opportunity Partners, LLC
                           90 Grove Street, Suite 201
                              Ridgefield, CT 06877
                                 (203) 588-2808
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2009
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       00765G109
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
    (entities only):
               Xmark Opportunity Partners, LLC
               20-2052197
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)   Not
         (b)   Applicable
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3.  SEC Use Only

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4.  Source of Funds (See Instructions):  AF, WC
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5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
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6.  Citizenship or Place of Organization:    United States

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    Number of                      7. Sole Voting Power:             22,996,154*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        21,996,154*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   22,996,154*

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12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         [ x ]*
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13. Percent of Class Represented by Amount in Row (11):   58.1%*
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14. Type of Reporting Person (See Instructions):  IA
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* Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners", and together with Opportunity LP and Opportunity Ltd, the "Funds"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of
Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. Opportunity LP and Opportunity Ltd, together, hold a majority of the membership interests in Goodnow Capital, L.L.C., a Delaware limited liability company ("Goodnow"), and, as such, Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

As of March 30, 2009, Opportunity LP held (i) 5,041,469 common shares, $0.01 par value per share (the "Common Shares"), of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, (ii) warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.28 per share subject to certain adjustments, (iii) 7% senior convertible notes (collectively, "Note 1"), in the aggregate principal amount of $300,000, which are convertible into 857,141 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, (iv) warrants ("Warrant 1") to purchase up to 600,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, and (v) warrants ("Warrant 2") to purchase up to 4,687,500 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments. As of March 30, 2009, Opportunity Ltd held (a) 10,251,003 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow, (b) warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.28 per share subject to certain adjustments, (c) 7% senior convertible notes (together with Note 1, the "Notes"), in the aggregate principal amount of $700,000, which are convertible into 1,999,998 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, (d) warrants ("Warrant 3") to purchase up to 1,400,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, and (e) warrants ("Warrant 4", and together with Warrant 1, Warrant 2 and Warrant 3, the "Warrants") to purchase up to 8,705,357 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments. As of March 30, 2009, JV Partners held (1) 1,023,731 Common Shares of the Company and (2) warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.28 per share subject to certain adjustments.

All of the Notes and the Warrants contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

As of March 30, 2009, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company held by Goodnow referenced above. As of March 30, 2009, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of those shares. As of March 30, 2009, Mr. Cavalier held options to purchase 109,875 Common Shares of the Company.

Based upon information set forth in the Securities Purchase Agreement by and between the Company and the investors listed on the Schedule of Buyers attached thereto, included as Exhibit 10.1 to the Current Report on Form 8-K, dated March 30, 2009, filed by the Company with the Securities and Exchange Commission on March 31, 2009, there were 37,467,855 Common Shares of the Company issued and outstanding as of March 30, 2009. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 22,996,154 Common Shares of the Company, or 58.1% of the Common Shares of the Company deemed issued and outstanding as of March 30, 2009.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This Item 3 is hereby amended by adding the following at the end thereof:

          All funds used to purchase the securities of the Company held by the Funds described in this Schedule 13D, as amended, have come directly from the assets of the Funds. See Item 5, as amended, for further information.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          This Item 5 is hereby amended and restated to read in its entirety as follows:

          Based upon information set forth in the Securities Purchase Agreement (the "SPA") by and between the Company and the investors listed on the Schedule of Buyers attached thereto, included as Exhibit 10.1 to the Current Report on Form 8-K, dated March 30, 2009, filed by the Company with the Securities and Exchange Commission on March 31, 2009, there were 37,467,855 Common Shares of the Company issued and outstanding as of March 30, 2009.

          As of March 30, 2009, Opportunity LP held (i) 5,041,469 Common Shares of the Company, which includes 1,276,435 Common Shares of the Company owned by Goodnow, (ii) warrants to purchase up to 660,000 Common Shares of the Company at an exercise price of $0.28 per share subject to certain adjustments, (iii) 7% senior convertible notes (collectively, "Note 1"), in the aggregate principal amount of $300,000, which are convertible into 857,141 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments,
(iv) warrants ("Warrant 1") to purchase up to 600,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, and (v) warrants ("Warrant 2") to purchase up to 4,687,500 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments. As of March 30, 2009, Opportunity Ltd held (a) 10,251,003 Common Shares of the Company, which includes 3,300,653 Common Shares of the Company owned by Goodnow,
(b) warrants to purchase up to 990,000 Common Shares of the Company at an exercise price of $0.28 per share subject to certain adjustments, (c) 7% senior convertible notes (together with Note 1, the "Notes"), in the aggregate principal amount of $700,000, which are convertible into 1,999,998 Common Shares of the Company at a conversion price of $0.35 per share subject to certain adjustments, (d) warrants ("Warrant 3") to purchase up to 1,400,000 Common Shares of the Company at an exercise price of $0.50 per share subject to certain adjustments, and (e) warrants ("Warrant 4", and together with Warrant 1, Warrant 2 and Warrant 3, the "Warrants") to purchase up to 8,705,357 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments. As of March 30, 2009, JV Partners held (1) 1,023,731 Common Shares of the Company and (2) warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $0.28 per share subject to certain adjustments.

          On March 30, 2009, the Company entered into the SPA with Opportunity LP and Opportunity Ltd, pursuant to which the Company sold and issued to Opportunity LP and Opportunity Ltd, for an aggregate purchase price of $1,500,000: (i) 5,357,143 Common Shares of the Company and (ii) Warrant 2 and Warrant 4, respectively, which entitle the holders of such warrants to purchase in the aggregate 13,392,857 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments.

          All of the Notes and the Warrants contain an issuance limitation prohibiting the holder from converting or exercising, as the case may be, those securities to the extent that after giving effect to such conversion or exercise, the holder would beneficially own more than 9.99% of the Common Shares of the Company then issued and outstanding, which prohibition cannot be modified by the holder before the 61st day after such holder's notice to the Company of its election to modify such prohibition.

          As of March 30, 2009, Goodnow held 3,529,951 Common Shares of the Company in addition to the Common Shares of the Company held by Goodnow referenced above. As of March 30, 2009, Opportunity Partners had the right to vote 1,000,000 Common Shares of the Company pursuant to a voting trust agreement between Opportunity Partners and the holders of record of those shares. As of March 30, 2009, Mr. Cavalier held options to purchase 109,875 Common Shares of the Company.

          Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Mitchell D. Kaye and David
C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. Opportunity LP and Opportunity Ltd, together, hold a majority of the membership interests in Goodnow and, as such, Opportunity Partners possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.

          As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 22,996,154 Common Shares of the Company, or 58.1% of the Common Shares of the Company deemed issued and outstanding as of March 30, 2009.

          Except for the transaction described above, there were no transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares by the persons referenced in Item 2, since the transactions set forth and described in Opportunity Partners' most recent
Schedule 13D, having a Date of Event of February 24, 2009.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          -----------------------------------

          Item 6 is hereby amended by adding the following at the end thereof:

          On March 30, 2009, the Company entered into the SPA with Opportunity LP and Opportunity Ltd, pursuant to which the Company sold and issued to Opportunity LP and Opportunity Ltd, for an aggregate purchase price of $1,500,000: (i) 5,357,143 Common Shares of the Company and (ii) Warrant 2 and Warrant 4, respectively, which entitle the holders of such warrants to purchase in the aggregate 13,392,857 Common Shares of the Company at an exercise price of $0.35 per share subject to certain adjustments. The description of the SPA in this Item 6 is subject to, and qualified in its entirety by, the full text of the SPA, a copy of which is incorporated by reference to this Schedule 13D Amendment No. 16 as an exhibit pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following at the end thereof:

          1. Securities Purchase Agreement, dated as of March 30, 2009, by and among the Company, Opportunity LP and Opportunity Ltd., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated March 30, 2009, filed by the Company with the Securities and Exchange Commission on March 31, 2009.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 29, 2009                        XMARK OPPORTUNITY PARTNERS, LLC
                                      By:  XMARK CAPITAL PARTNERS, LLC
                                           its Managing Member

                                      By:  /s/ Mitchell D. Kaye
                                           -------------------------------------
                                          Name:  Mitchell D. Kaye
                                          Title: Co-Managing Member



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                                                       EXHIBIT 1
                                                                       ---------


                         SECURITIES PURCHASE AGREEMENT


          SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of March 30, 2009, by and among Aeolus Pharmaceuticals, Inc., a Delaware corporation with its headquarters located at 26361 Crown Valley Parkway, Suite 150, Mission Viejo, California 92691 (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

          WHEREAS:

          A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

          B. Each Buyer, severally and not jointly, wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement,
(i) that aggregate number of shares (collectively, the "Shares") of the Common Stock, par value $0.01 per share, of the Company (the "Common Stock") set forth opposite such Buyer's name in column (3) on the Schedule of Buyers attached hereto (the "Schedule of Buyers") and (ii) warrants, in substantially the form attached hereto as Exhibit A (the "Warrants"), to acquire up to that number of additional shares of Common Stock set forth opposite such Buyer's name in column
(4) of the Schedule of Buyers attached hereto (collectively, the "Warrant Shares").

          C. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (as may be amended or restated from time to time, the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Shares and the Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

          D. The Shares, the Warrants and the Warrant Shares collectively are referred to herein as the "Securities."

          NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

          1. PURCHASE AND SALE OF SHARES AND WARRANTS.

                    (a) Purchase and Sale of Shares and Warrants.

                              (i) Shares and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7(i) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, shall purchase from the Company, (x) the number of Shares set forth opposite such Buyer's name in column (3) on the Schedule of Buyers and (y) Warrants to acquire up to that number of Warrant Shares set forth opposite such Buyer's name in column (4) on the Schedule of Buyers.

                              (ii) Closing. The closing of the purchase and sale
                    of the Shares and Warrants (the "Closing") shall occur at 10:00 a.m., New York City time, on the date hereof (or such later date as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7(i) below at the offices of Lowenstein Sandler PC, 1251 Avenue of the Americas, 18th Floor, New York, New York 10020. The date on which the Closing occurs is referred to herein as the "Closing Date."

                              (iii) Purchase Price. The purchase price to be paid by each Buyer for the Shares and the Warrants to be purchased by such Buyer at the Closing shall be the amount set forth opposite such Buyer's name in column (5) of the Schedule of Buyers (the "Purchase Price").

                    (b) Form of Payment. On Closing Date, (i) each Buyer shall pay its respective Purchase Price to the Company by wire transfer of immediately available funds in accordance with the Company's written wire instructions and (ii) the Company shall deliver to each Buyer (A) one or more stock certificates, evidencing the number of Shares being purchased by such Buyer as set forth opposite such Buyer's name in column (3) of the Schedule of Buyers, and (B) one or more Warrants exercisable for the number of Warrant Shares set forth opposite such Buyer's name in column (4) of the Schedule of Buyers in all cases duly executed on behalf of the Company and registered in the name of such Buyer, or such Buyer's nominee.

          2. BUYER'S REPRESENTATIONS AND WARRANTIES. Each Buyer, severally and not jointly, represents and warrants to the Company that:

                    (a) No Sale or Distribution. Such Buyer is acquiring the Shares and the Warrants, and upon exercise of the Warrants will acquire the Warrant Shares issuable upon exercise of the Warrants, for its own account, not as nominee or agent, and not with a view towards distribution thereof, and such Buyer has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act or any state securities laws; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and pursuant to the applicable terms of the Transaction Documents (as defined in Section 3(b)). Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person (as defined in Section 3(r) below) to distribute any of the Securities.

                    (b) Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

                    (c) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

                    (d) Information. Such Buyer has been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. Such Buyer acknowledges that it has had access to the SEC Documents (as defined in Section 3(j) below) via the SEC's Electronic Data Gathering and Retrieval System or any successor database ("EDGAR"). Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands and acknowledges that (i) its investment in the Securities involves a high degree of risk, (ii) it is able to afford a complete loss of such investment in the Securities, and (iii) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

                    (e) No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

                    (f) Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended (or a successor rule thereto) (collectively, "Rule 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities, by itself, shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(f).

                    (g) Legends. Such Buyer understands that the certificates or other instruments representing the Shares and the Warrants and, until such time as the resale of the Warrant Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement or eligible to be sold under Rule 144 of the 1933 Act without regard to the availability of current financial information, the stock certificates representing the Warrant Shares, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                    [NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF
                    (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR
                    (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                    The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of a law firm reasonably acceptable to the Company, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A. If an opinion is required, the Company shall be obligated to retain counsel in order to cause such counsel to deliver the legal opinion referred to in clause (I)(B) of the legend set forth above and to pay any related fees and expenses of said counsel.

                    (h) Validity; Enforcement. The execution, delivery and performance by such Buyer of each of the Transaction Documents (as defined below) to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except (i) as may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights generally, (ii) as limited by laws relating to specific performance, injunctive relief of other equitable remedies, and (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable laws.

                    (i) No Conflicts. The execution, delivery and performance by such Buyer of each of the Transaction Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or
          (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder or under any other Transaction Document to which such Buyer is a party.

                    (j) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

                    (k) Certain Trading Activities. Other than with respect to the transactions contemplated herein, since the time that such Buyer was first contacted by the Company or any other Person regarding this investment in the Company neither the Buyer nor any "affiliate" of such Buyer (as defined in Rule 144 of the 1933 Act) which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Buyer's investments or trading or information concerning such Buyer's investments and (z) is subject to such Buyer's review or input concerning such affiliate's investments or trading (collectively, "Trading Affiliates") has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Buyer or Trading Affiliate, effected or agreed to effect any transactions in the securities of the Company. Such Buyer hereby covenants and agrees not to, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in any transactions in the securities of the Company or involving the Company's securities during the period from the date hereof until such time as (i) the transactions contemplated by this Agreement are first publicly announced as described in Section 4(h) hereof or (ii) this Agreement is terminated in full pursuant to Section 8 hereof. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect short sales or similar transactions in the future.

                    (l) Legal Investment. Such Buyer acknowledges that the Company has not provided any advice as to whether the Securities are a suitable investment or whether the Securities constitute a legal investment for such Buyer.

                    (m) Compliance with SEC Telephone Interpretation. Such Buyer acknowledges the SEC's position set forth in Compliance & Disclosure Interpretation 239.10 issued by the SEC's Division of Corporation Finance on November 26, 2008, and such Buyer will adhere to such position.

                    (n) General Solicitation. Such Buyer is not purchasing the Shares and the Warrants as a result of any advertisement, article, notice or other communication regarding any of the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar.

                    (o)  Organization.  Such Buyer is an entity duly  organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate, limited liability company or partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and the other applicable Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.

                    (p) Acknowledgement Regarding Insolvency. Notwithstanding anything in this Agreement to the contrary, each Buyer understands and acknowledges that the Company and its Subsidiaries, individually and on a consolidated basis, as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing may be, or may become, Insolvent (as defined below). For purposes of this Section 2(p), "Insolvent" means, with respect to any Person (as defined in Section 3(r)), (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(q)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured,
          (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or
          (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

          3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to each of the Buyers that, as of the date hereof and at all times to and including the Closing Date, except as otherwise described in the SEC Documents filed with the SEC prior to the date hereof:

                    (a)  Organization  and  Qualification.  The  Company and its
          "Subsidiaries" (which for purposes of this Agreement means "Significant Subsidiary" as such term is defined in Rule 1-02 of Regulation S-X of the 1933 Act; which as of the date of this Agreement, is solely comprised of Aeolus Sciences, Inc., a Delaware corporation and a wholly owned subsidiary of the Company), are entities duly organized and validly existing and, to the extent legally applicable, in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and to the extent legally applicable, is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby and the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below). Notwithstanding the foregoing, the entities in which the Company, directly or indirectly, owns any of the capital stock or holds an equity or similar interest which are not Subsidiaries, taken as whole, do not have income, revenues or assets which are material to the Company and its Subsidiaries, individually, or taken as a whole. Except for the capital stock of Aeolus Sciences, Inc. or as set forth on Schedule 3(a), the Company does not, directly or indirectly, own any joint venture or similar entity or hold capital stock, equity or similar interests.

                    (b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into, deliver and perform its obligations under this Agreement, the Warrants, the Registration Rights Agreement, the Irrevocable Transfer Agent
          Instructions (as defined in Section 5(b)) and each of the other agreements entered into by the Company and any Buyer in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents"), and to issue the Securities in accordance with the terms hereof and thereof. Except as set forth on
          Schedule 3(b), the execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Shares and the Warrants, and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants, have been duly authorized by the Company's board of directors, and no further filing, consent, or authorization is required by the Company, its board of directors or its stockholders. This Agreement and the other Transaction Documents of even date herewith have been (and, to the extent the Closing Date is after the date hereof, each Transaction Document to be entered into as of the Closing Date will have been) duly executed and delivered by the Company as of the Closing Date, and constitute (or in the case of Transaction Documents entered on the Closing Date if such date is after the date hereof, will constitute as of the Closing Date) the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (i) as may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights generally,
          (ii) as limited by laws relating to specific performance, injunctive relief of other equitable remedies, and (iii) to the extent the indemnification provisions contained in this Agreement and the Registration Rights Agreement may be limited by applicable laws.

                    (c) Issuance of Securities. The issuance of the Shares and the Warrants are duly authorized by the Company and upon issuance in accordance with the terms of this Agreement shall be free from all taxes, liens and charges with respect to the issue thereof. A sufficient number of shares of Common Stock shall have been duly authorized and reserved for issuance for purposes of enabling the Company to issue that number of shares of Common Stock issuable upon exercise of the Warrants. Upon exercise in accordance with the Warrants, the Warrant Shares will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.

                    (d) No Conflicts. Except as set forth on Schedule 3(d), the execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Shares and Warrants and reservation for issuance and issuance of the Warrant Shares) will not (i) result in a violation of any certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or any of its Subsidiaries, any capital stock of the Company or any of its Subsidiaries or bylaws of the Company or any of its Subsidiaries or
          (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of the OTC Bulletin Board (the "Principal Market")) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clauses (ii) and (iii) above, to the extent that such violation conflict, default or right would not reasonably be expected to have a Material Adverse Effect.

                    (e) Consents and Filings. Except as set forth on Schedule 3(e), neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents to which they are a party, in each case in accordance with the terms hereof or thereof, other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of Form D with the SEC and such filings as are required to be made under applicable state securities laws, (iii) application(s) to the Principal Market for the listing of the Securities for trading thereon in the time and manner required thereby, and (iv) filings required pursuant to Section 4(h) of this Agreement. The Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Stock in the foreseeable future.

                    (f) Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby.

                    (g) No General Solicitation. Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.

                    (h)  No  Integrated  Offering.  None  of  the  Company,  its
          Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of stockholders of the Company for purposes of any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated.

                    (i) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation (as defined in
          Section 3(q)) or the laws of the state of its incorporation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

                    (j) SEC Documents;  Financial Statements. During the two (2)
          years prior to the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") (all of the foregoing filed during the two (2) years prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). The Company has made available to the Buyers or their respective representatives, through EDGAR, true, correct and complete copies of the SEC Documents. As of their respective filing dates, and to the Company's knowledge, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of any officer or director of the Company to the Buyers, solely in their capacity as Buyers, which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(d) of this Agreement or in any disclosure schedules, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made not misleading.

                    (k)  Absence  of  Certain  Changes.  Except  as set forth on
          Schedule 3(k), since September 30, 2008, there has been no material adverse change and no material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries. Since
          September 30, 2008, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $500,000. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so.

                    (l) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form S-1 filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced.

                    (m) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation, any certificate of designations of any outstanding series of preferred stock of the Company or the Bylaws or their organizational charter or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Stock by the Principal Market in the foreseeable future. During the two (2) years prior to the date hereof, (i) the Common Stock has been designated for quotation on the Principal Market, (ii) trading in the Common Stock has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Common Stock from the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

                    (n) Foreign Corrupt Practices. Neither the Company nor any of its Subsidiaries nor, to the Company's knowledge, any of their respective current or former directors, officers, agents, employees or other Persons acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

                    (o) Sarbanes-Oxley Act. Except as set forth on Schedule 3(o), the Company is in material compliance with any and all requirements of the Sarbanes-Oxley Act of 2002 that are effective and applicable to the Company as of the date hereof, and any and all rules and regulations promulgated by the SEC thereunder that are effective and applicable to the Company as of the date hereof.

                    (p)  Transactions  with  Affiliates.  Except as discussed on
          Schedule 3(p), none of the officers, directors or employees of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

                    (q)  Equity  Capitalization.  As of  the  date  hereof,  the authorized capital stock of the Company consists of 210,000,000 shares, comprised of (x) 200,000,000 shares of Common Stock, of which as of the date hereof, 32,110,712 shares are issued and outstanding, and (y) 10,000,000 shares of preferred stock, par value $0.01 per share, of which 600,000 shares are designated Series B nonredeemable convertible preferred stock, of which 475,087 shares are issued and outstanding, and no other shares of the Company's preferred stock are issued or outstanding. All outstanding shares of the Company's capital stock have been, or upon issuance will be, validly issued and are, or upon issuance will be, fully paid and nonassessable. Except as described on Schedule 3(q), with respect to any debt or equity instruments of the Company and its Subsidiaries, (i) none of the Company's capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries;
          (iii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (iv) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement); (v) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (vii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vii) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has made available to the Buyers, through EDGAR, true, correct and complete copies of the Company's certificate of incorporation, as amended and as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's bylaws, as amended and as in effect on the date hereof (the "Bylaws").

                    (r) Indebtedness  and Other  Contracts.  Except as set forth under the agreements or other arrangements listed on Schedule 3(r), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse
          Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a
          Material Adverse Effect. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations in excess of $100,000 under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

                    (s)  Absence  of  Litigation.  There  is  no  action,  suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Stock or any of the Company's Subsidiaries or any of the Company's or its Subsidiaries' officers or directors.

                    (t) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Except as set forth on
          Schedule 3(t), neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

                    (u) Employee Relations.

                              (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary. No executive officer of the Company or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

                              (ii) Except as set forth on Schedule 3(o), the Company and its Subsidiaries, to their knowledge, are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

                    (v) Title. Except as set forth on Schedule 3(v), the Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects or such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries, except (i) as limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally, (ii) as limited by laws relating to specific performance, injunctive relief or other equitable remedies, and (iii) to the extent any indemnification provisions contained in such leases may be limited by applicable laws.

                    (w) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, trade secrets and other intellectual property rights ("Intellectual Property Rights") necessary to conduct their respective businesses as conducted on the date of this Agreement. Except as set forth on Schedule 3(w), none of the Company's registered, or applied for, Intellectual Property Rights have expired or terminated or have been abandoned, or are expected to expire or terminate or expected to be abandoned, within three years from the date of this Agreement, in each case except as have not had and could not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no product or service of the Company or its Subsidiaries infringes the Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or its Subsidiaries, being threatened, against the Company or its Subsidiaries regarding (i) its Intellectual Property Rights, or (ii) that the products or services of the Company or its Subsidiaries infringe the Intellectual Property Rights of others. Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                    (x) Environmental Laws. The Company and its Subsidiaries, to
          their knowledge, (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

                    (y) Tax Status. The Company and each of its Subsidiaries (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

                    (z) Internal Accounting and Disclosure Controls. The Company
          and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. Except as set forth on Schedule 3(z), the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. Except as set forth on Schedule 3(z), during the twelve months prior to the date hereof neither the Company nor any of its Subsidiaries have received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

                    (aa) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

                    (bb) Investment Company Status. Neither the Company nor any of its Subsidiaries is, and upon consummation of the sale of the Securities neither the Company nor any of its Subsidiaries will be, an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended.

                    (cc) Transfer Taxes. On the Closing Date, all stock transfer, documentary stamp taxes or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder on the Closing Date will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

                    (dd) Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities,
          (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

                    (ee) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel, solely in their capacity as prospective Buyers, with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company or any of its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed in accordance with such requirements. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2. Notwithstanding the foregoing, the Company and each Buyer acknowledge that Buyer has or may have one or more agents serving as a director on the Board of Directors of the Company and that the receipt or awareness of any information related to the Company gained by any such director in his or her capacity as a director of the Company shall not be deemed a violation of this paragraph by the Company.

                    (ff) Acknowledgement Regarding Buyers' Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding, but subject to compliance by the Buyers with applicable law and the terms of this Agreement, it is understood and acknowledged by the Company (i) that none of the Buyers have been asked by the Company or its Subsidiaries to agree, nor has any Buyer agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by any Buyer, including, without limitation, short sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company's publicly-traded securities; (iii) that any Buyer, and counter parties in "derivative" transactions to which any such Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Stock; and (iv) that each Buyer shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction. The Company further understands and acknowledges that (a) one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities (if any) could reduce the value of the existing stockholders' equity interests in the Company at and after the time that the hedging and/or trading activities are being conducted.

                    (gg) Placement Agents. Except as set forth on Schedule 3(gg), neither the Company nor any of its subsidiaries has engaged any placement agent or other agent in connection with the placement, offer or sale of the Securities.

          4. COVENANTS.

                    (a) Best Efforts. Each party shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

                    (b) Form D and Blue Sky. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date.

                    (c)  Reporting  Status.  Until the date on which the  Buyers shall have sold all the Warrant Shares and none of the Warrants is outstanding (the "Reporting Period"), the Company shall timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed with the SEC pursuant to the 1934 Act. As long as any Buyer owns Securities, if the Company is not required to file reports pursuant to the 1934 Act, it will prepare and furnish to the Buyers and make publicly available in accordance with Rule 144(c) such information as is required for the Buyers to sell the Securities under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, to the extent required from time to time to enable such Person to sell such Securities without registration under the Securities Act within the requirements of the exemption provided by Rule 144, including, without limitation, causing the transfer agent for the Common Stock to remove legends and stop transfer instructions with respect to any Warrant Shares which may be sold under Rule 144 without regard to the availability of current financial information.

                    (d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for general corporate purposes, and not for
          (x) the repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries at any time prior to the scheduled maturity date thereof or (y) the redemption or repurchase of any of its or its Subsidiaries' equity securities other than the repurchase of equity issued to or held by employees, officers, directors and consultants of the Company or a Subsidiary upon termination of their employment or services with the Company or a Subsidiary.

                    (e) Financial Information. The Company agrees to send the following to each Buyer (or each transferee thereof as permitted by
          Section 2(f)) during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports and Quarterly Reports on Form 10-K, 10-Q, any interim reports or any consolidated balance sheets, income statements, stockholders' equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) on the same day as the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to all stockholders of the Company generally, contemporaneously with the making available or giving thereof to the stockholders. As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

                    (f) Listing. The Company shall promptly secure the listing of the Shares and the Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Stock is then listed (subject to official notice of issuance) and shall maintain such listing of all Shares and Warrant Shares from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the Common Stock's authorization for quotation on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Stock on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

                    (g) Expenses. Subject to Section 8 below, the parties hereto shall pay their own costs and expenses in connection herewith, except that, the Company shall pay the documented, reasonable and customary third party expenses incurred by the Buyers in connection with the negotiation, preparation and execution of the Transaction Documents, including the reasonable fees and expenses of one counsel to the Buyers, which shall be Lowenstein Sandler PC. Such expenses shall be paid not later than, in the case of fees and expenses associated with the Closing, five (5) Business Days following the Closing.

                    (h) Disclosure of Transactions and Other Material Information. On or before 11:30 a.m., New York City time, on the first Business Day following the date of this Agreement, the Company shall issue a press release and file a Current Report on Form 8-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement, the form of Warrant and the Registration Rights Agreement) as exhibits to such filing (such filing, including all such attachments, the "8-K Filing"). From and after the filing of the 8-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents, that is not disclosed in the 8-K Filing; provided, however, that the mere possession of such information by a director of the Company who is affiliated with a Buyer shall not be required to be disclosed in the 8-K Filing; and provided further that Buyer may have, or may be deemed to have, material, non-public information received from the Company or its officers, directors, employees or agents as a result of Buyer having one or more agents serving as a director on the Board of Directors of the Company. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer, solely in Buyer's capacity as a purchaser of Securities hereunder, with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 8-K Filing with the SEC without the express written consent of such Buyer. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause
          (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).

                    (i) Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock for the purpose of enabling the Company to issue that number of shares of Common Stock issuable upon exercise of the Warrants (without taking into account any limitations on the exercise of the Warrants set forth in the Warrants).

                    (j) Fundamental Transactions. So long as any Buyer beneficially owns any Securities, the Company shall not be party to any Fundamental Transaction (as defined in the Warrants) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants.

                    (k) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

          5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

                    (a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Shares and the Warrants in which the Company shall record the name and address of the Person in whose name the Shares and the Warrants have been issued (including the name and address of each transferee), the number of Shares held by such Person, and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal
          representatives,   upon  reasonable  advance  written  notice  to  the
          Company.

                    (b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, American Stock Transfer and Trust Company, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s), for the Shares and the Warrant Shares issued at the Closing or upon exercise of the Warrants in such amounts as specified from time to time by each Buyer to the Company upon exercise of the Warrants in the form of Exhibit C attached hereto (the "Irrevocable Transfer Agent Instructions"). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

          6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

          The obligation of the Company hereunder to issue and sell the Shares and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer participating in the Closing with prior written notice thereof:

                    (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

                    (ii) Such Buyer and each other Buyer shall have delivered to the Company the applicable Purchase Price for the Shares and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

                    (iii) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

          7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

          The obligation of each Buyer hereunder to purchase the Shares and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof.

                    (i) The Company shall have duly executed and delivered to such Buyer (a) the Shares being purchased by such Buyer at the Closing pursuant to Section 1(a) of this Agreement, (b) the related Warrants being purchased by such Buyer at the Closing pursuant to Section 1(a) of this Agreement, and (c) each of the other Transaction Documents to which the Company is a party and such other certificates or instruments required to be delivered by it pursuant to the Transaction Documents in connection with the Closing.

                    (ii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit C attached hereto, which instructions shall have been executed by the Company and delivered to and acknowledged in writing by the Company's transfer agent.

                    (iii) Such Buyer shall have received the opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Company, dated as of the Closing Date, in substantially the form of Exhibit D attached hereto.

                    (iv) The Company shall have delivered to such Buyer copies of (a) the Certificate of Incorporation of the Company and (b) the certificate of incorporation of Aeolus Sciences, Inc., each as certified by the Secretary of State of the State of Delaware within ten (10) Business Days of the Closing Date.

                    (v) The Company shall have delivered to such Buyer copies of certificates of good standing for each of the Company and Aeolus Sciences, Inc., each as certified by the Secretary of State of the State of Delaware within five (5) Business Days of the Closing Date.

                    (vi) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's board of directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation of the Company, (iii) the certificate of incorporation of Aeolus Sciences, Inc., (iii) the Bylaws of the Company and (iv) the bylaws of Aeolus Sciences, Inc., each as in effect at the Closing, which certificate shall be in form and substance acceptable to the Buyers and shall provide specimen signatures for each of the officers or directors of the Company who execute and deliver this Agreement or any other Transaction Document to be delivered at the Closing by or on behalf of the Company (in each case, pursuant to the authorization of the Company's board of directors).

                    (vii) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and at all times through and including as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer, President or Vice President of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer, in form and substance acceptable to the Buyers.

                    (viii) The Common Stock (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

                    (ix) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

                    (x) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

          8. TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the non-breaching party's failure to waive such unsatisfied condition(s)), the non-breaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated in its entirety pursuant to this Section 8 solely as a result of the Company's failure to satisfy the conditions in Section 7 above, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

          9. MISCELLANEOUS.

                    (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, the borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

                    (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

                    (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

                    (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

                    (e) Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least two-thirds of the aggregate number of Shares and Warrant Shares issued and issuable under the Warrants, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Shares or holders of the Warrants, as the case may be.

                    (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                           If to the Company:

                                    Aeolus Pharmaceuticals, Inc.
                                    26361 Crown Valley Parkway, Suite 150
                                    Mission Viejo, California 92691
                                    Telephone:       (949) 481-9825
                                    Facsimile:       (949) 481-9829
                                    Attention:       John L. McManus, President

                           with a copy to:

                                    Paul, Hastings, Janofsky & Walker LLP
                                     4747 Executive Drive, 12th Floor
                                    San Diego, California  92121
                                    Telephone:       (858) 458-3036
                                    Facsimile:       (858) 458-3136
                                    Attention:       Leigh P. Ryan

                           If to the Transfer Agent:

                                    American Stock Transfer and Trust Company
                                    6201 15th Avenue
                                    Brooklyn, New York  11219
                                    Telephone:       (718) 921-8247
                                    Facsimile:       (718) 921-8323
                                    Attention:       Wilbert Myles

                    If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

                           with a copy (for informational purposes only) to:

                                    Xmark Opportunity Partners, LLC
                                    90 Grove Street, Suite 201
                                    Ridgefield, Connecticut  06877
                                    Telephone:       (203) 244-9503
                                    Facsimile:       (203) 438-9949
                                    Attention:       Mitchell D. Kaye

                                    and

                                    Lowenstein Sandler PC
                                    1251 Avenue of the Americas, 18th Floor
                                    New  York, New York  10020
                                    Telephone:       (212) 204-8688
                                    Facsimile:       (973) 597-2507
                                    Attention:       Steven E. Siesser

                    or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

                    (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Shares or the Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least two-thirds of the Shares and Warrant Shares issued and issuable under the Warrants, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants). Except as set forth in Section 2(f) above with respect to the Warrant Shares, a Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights and shall enter into a joinder to this Agreement and shall become subject to the terms and conditions of this Agreement applicable to a Buyer with respect to such rights assigned to it.

                    (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

                    (i)  Survival.  Unless this  Agreement is  terminated  under
          Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

                    (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                    (k) Indemnification.

                              (i) In consideration of each Buyer's execution and
                    delivery of the  Transaction  Documents  and  acquiring  the
                    Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document delivered hereby or thereby or (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document delivered hereby or thereby. The amount paid or payable by an Indemnitee as a result any Indemnified Liability (or action in respect thereof) shall be deemed to include, for purposes of this Section 9(k), any reasonable legal or other expenses reasonably and actually incurred by such Indemnitee in connection with investigating or defending or preparing to defend any such action or claim.

                              (ii) Promptly after receipt by an Indemnitee under
                    this Section 9(k) of notice of any claim or the commencement of any action, such Indemnitee shall, if a claim in respect thereof is to be made against the indemnifying party under this Section 9(k), notify the Company in writing of the claim or the commencement of that action; provided, however, that the failure to notify the Company shall not relieve the Company from any liability which it may have under this
                    Section 9(k) except to the extent the Company, in its capacity as the indemnifying party, has been prejudiced by such failure. If any such claim or action shall be brought against an Indemnitee, and it shall notify the Company thereof, the Company shall be entitled to participate therein and, to the extent that it wishes, to assume the defense thereof with counsel satisfactory to such Indemnitee. After notice from the Company to the applicable Indemnitee of its election to assume the defense of such claim or action, the Company shall not be liable to such
                    Indemnitee under this Section 9(k) for any legal or other expenses subsequently incurred by such Indemnitee in connection with the defense thereof other than reasonable costs of investigation. The Company, in its capacity as indemnifying party, shall not:

                                        (x) without the prior written consent of
                              each applicable Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not such Indemnitees are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each such Indemnitee from all liability arising out of such claim, action, suit or proceeding, or

                                        (y) be liable for any  settlement of any
                              such action effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with its written consent or if there be a final judgment for the plaintiff in any such action, the Company, in its capacity as the indemnifying party, agrees to indemnify and hold harmless each applicable Indemnitee from and against any loss or liability by reason of such settlement or judgment.

                              (iii) If the indemnification  provided for in this
                    Section 9(k) shall for any reason be unavailable or insufficient to hold harmless an Indemnitee in respect of any Indemnified Liability (or action in respect thereof), the Company, in its capacity as the indemnifying party, shall, in lieu of indemnifying such Indemnitee, contribute to the amount paid or payable by such Indemnitee as a result of such Indemnified Liability (or action in respect thereof), in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and each applicable Indemnitee on the other.

                    (l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

                    (m) Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

                    (n)  Rescission  and   Withdrawal   Right.   Notwithstanding
          anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

                    (o) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                    (p) Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

                            [Signature Pages Follow.]

                 SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


                  COMPANY:

                  AEOLUS PHARMACEUTICALS, INC.



                  By:
                     ----------------------------------------------
                     Name:  John L. McManus
                     Title: President

          IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.


BUYERS:


                  XMARK OPPORTUNITY FUND, L.P.
                  By:    XMARK OPPORTUNITY GP, LLC, its General Partner
                  By:    XMARK OPPORTUNITY PARTNERS, LLC, its Sole Member
                  By:    XMARK CAPITAL PARTNERS, LLC, its Managing Member



                  By:
                      -------------------------------------------------------
                      Name:     Mitchell D. Kaye
                      Title:    Co-Managing Member


                  XMARK OPPORTUNITY FUND, LTD.
                  By:    XMARK OPPORTUNITY MANAGER, LLC, its Investment Manager
                  By:    XMARK OPPORTUNITY PARTNERS, LLC, its Sole Member
                  By:    XMARK CAPITAL PARTNERS, LLC, its Managing Member



                   By:
                      -------------------------------------------------------
                      Name:     Mitchell D. Kaye
                      Title:    Co-Managing Member



                               SCHEDULE OF BUYERS


(1)                              (2)                                   (3)         (4)               (5)          (6)


                                 Address and                                                                      Legal
                                 Facsimile Number                      Number of    Number of         Purchase    Representative's
Purchaser                        (Jurisdiction)                        Shares       Warrant Shares    Price       Address and
                                                                                                                  Facsimile Number
                                                                                                                  (if different
                                                                                                                   than in column
                                                                                                                   (2))





Xmark Opportunity Fund, L.P.     c/o Xmark Opportunity Partners, LLC   1,875,000   4,687,500         $525,000.00
                                 90 Grove Street
                                 Suite 201
                                 Ridgefield, CT  06877
                                 Telephone:  (203) 244-9503
                                 Facsimile:  (203) 438-9949
                                 Attention:  Mitchell D. Kaye
                                 (Delaware)

Xmark Opportunity Fund, Ltd.     c/o Xmark Opportunity Partners, LLC   3,482,143   8,705,357        $975,000.00
                                 90 Grove Street
                                 Suite 201
                                 Ridgefield, CT  06877
                                 Telephone:  (203) 244-9503
                                 Facsimile:  (203) 438-9949
                                 Attention:  Mitchell D. Kaye
                                 (Cayman Islands)

                                 Total                                 5,357,143   13,392,857       $1,500,000.00



                                    EXHIBITS

Exhibit A         Form of Warrant
Exhibit B         Form of Registration Rights Agreement
Exhibit C         Form of Irrevocable Transfer Agent Instructions
Exhibit D         Form of Opinion of Company's Counsel

                                    SCHEDULES

Schedule 3(a)              Organization and Qualification
Schedule 3(b)              Authorization; Enforcement; Validity
Schedule 3(d)              No Conflicts
Schedule 3(e)              Consents and Filings
Schedule 3(k)              Absence of Certain Changes
Schedule 3(o)              Sarbanes-Oxley Act
Schedule 3(p)              Transactions with Affiliates
Schedule 3(q)              Equity Capitalization
Schedule 3(r)              Indebtedness and Other Contracts
Schedule 3(t)              Insurance
Schedule 3(u)              Employee Relations
Schedule 3(v)              Title
Schedule 3(w)              Intellectual Property Rights
Schedule 3(z)              Internal Accounting and Disclosure Controls
Schedule 3(gg)             Placement Agents